FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2014
SCRIP DIVIDEND ALTERNATIVE

On 4 August, the Directors of HSBC Holdings plc declared a second interim dividend for 2014 of US$0.10 per ordinary share. The second interim dividend will be payable on 9 October to holders of record on 21 August on the Hong Kong Overseas Branch Register and 22 August on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.

The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$10.6850 for each new share

The 'Market Value' is the United States dollar equivalent of £6.4478 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 20 August.

Dividends payable in cash in sterling or Hong Kong dollars on 9 October will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 29 September. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 3 September and elections must be received by the Registrar by 25 September.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in over 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,754bn at 30 June 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 28 August 2014